United States securities and exchange commission logo





                            May 25, 2021

       Hans Thomas
       Chief Executive Officer
       10X Capital Venture Acquisition Corp.
       1 World Trade Center, 85th Floor
       New York, NY 10007

                                                        Re: 10X Capital Venture
Acquisition Corp
                                                            Amendment No. 1 to
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 14, 2021
                                                            File No. 001-39737

       Dear Mr. Thomas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment #1 on Preliminary Proxy Statement on Schedule 14A Filed May 14, 2021

       General

   1. Please revise the proxy statement to comply with all applicable comments issued in regard to REE
Automotive Ltd's Form F-4 Amendment #1 filed on May 14, 2021.
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp.
Comapany
May        Name10X Capital Venture Acquisition Corp.
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell,
Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Perry Hindin, Special Counsel, at (202) 551-3444 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Jeffrey A. Letalien